Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2020-04

 PolyMet files appeal with Minnesota Supreme Court
Petition for Review seeks to overturn Court of Appeals decision on permits

St. Paul, Minn., February 11, 2020 – Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, today filed a Petition for Review to the Minnesota Supreme Court seeking to overturn a January state Court of Appeals decision that remanded the company’s Permit to Mine and dam safety permits back to the Department of Natural Resources for a contested case hearing.

“We are respectfully asking the Supreme Court to right what we believe is a wrong. The court of appeals effectively opened the door to an unpredictable loop of review and additional litigation for Minnesota permittees with its interpretation of the statute,” said Jon Cherry, president and CEO. “The court’s ruling increases uncertainty and permitting time not only for mining projects but also for many other projects in the state that require DNR or MPCA permits,” he said.

The company’s petition cited several reasons for the appeal, including:
•	that the court of appeals’ ruling conflicts with both the relevant statute and the Supreme Court’s precedent; and
•	that agencies should not be required to hold a contested case hearing when there is no reasonable basis for thinking that such a hearing would help them make a decision.

Cherry said the company is determined and confident that it will advance Minnesota’s first copper-nickel-precious metal mine, introducing a new era of modern, responsible mining on the Iron Range while creating nearly 1,000 jobs in the process. “We have proven that we can meet Minnesota’s strict standards,” he said.

*   *   *   *   *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100% of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.
The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.